Infrastructure and Energy Alternatives, Inc.

6325 Digital Way
Suite 460
Indianapolis, IN 46278
Tel (800) 688 3775
Tel (317) 210 9550
www.iea.net

December 16, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance – Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ronald E. Alper

Re:    Infrastructure and Energy Alternatives, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed December 16, 2020
File No. 333-251148

Acceleration Request
Requested Date: December 18, 2020
Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-captioned registration statement to December 18, 2020 at 4:00 PM, Eastern Time, or as soon thereafter as may be practicable.
If you have any questions regarding the foregoing, please do not hesitate to contact Clint Smith of Jones Walker LLP at (504) 582-8429.

Sincerely,

Infrastructure and Energy Alternatives, Inc.

/s/ Gil Melman
By: Gil Melman
Title: Executive Vice President, Corporate Secretary, General Counsel and Chief Compliance Officer

cc:    Clint Smith, Jones Walker LLP